Gold Horse International, Inc.

No. 31 Tongdao South Road, Huiming District

Hohhot, Inner Mongolia, China

Telephone: (800) 867-0078

Fax: (954) 337-2204

Email: adamw@cfooncall.com

April 29, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Terence O’Brien, Branch Chief

Ms. Tracey McKoy

Ms. Melissa Rocha

Re:	Gold Horse International, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2008

File No. 0-30311

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 26, 2009 on the above-referenced filings. Following are the Company’s responses to such comments. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.

Please expand MD&A to provide a discussion of recent economic events including the recent increase in interest rates and the recent increase in the reserve requirement by the Chinese central government and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand you liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage to affect other sources of liquidity. In your response to this letter, please provide a detailed description of proposed future disclosure. Refer to section 501.04 of the Financial Reporting Codification for guidance.

RESPONSE:      The Company will continue to describe unusual events or transactions and significant economic changes that materially affected our operations in its future filings. The Company will also continue to describe any other significant components of revenues or expenses that should be described in order to understand the Company’s results of operations. If the Company’s financial statements disclose material increases in net revenues, the Company will provide a narrative discussion to the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of services provided or new projects initiated. The Company will go into greater detail in future filings to quantify how the factors listed impact specific each business operations.

The Company will expand our disclosure relating to economic events and trends impact its operations in future filings to include language consistent with the following. Underlined text represents additional disclosure in response to this staff comment:

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

Comparison of Year Ended June 30, 2008 (fiscal 2008”) and Year Ended June 30, 2007 (fiscal 2007”)

In fiscal 2008, Jin Ma Construction completed the Xiao Kang Xin Cun Residential Apartments and began three new construction projects as indicated above, which contributed to the increase in construction revenues. In 2008, in accordance with the overall arrangements of the Party Central Committee and the State Council of China to tightening monetary policy, the People’s Bank of China (“PBC”) raised the reserve requirements for RMB deposits of depository institutions and increased loan interest rates several times. The higher reserve requirements and loan interest rates make it more difficult for builders to obtain construction loans in China. This economic event will likely impact both the Company and its customers. Although Jin Ma Construction’s operations were not impacted in 2008, as a result of the tightened monetary policy in China, construction progress might be delayed on current projects and new projects might be deferred as its customers might have problems receiving funding. Accordingly, Jin Ma Construction’s future revenues may decline, although it is not able to quantify any anticipated amount of decline. In addition, as a portion of its operating expenses are fixed, if Jin Ma Construction’s revenues do decrease, it does not expect to have significant decrease in its operating costs which will adversely impact the profit of in Jin Ma Construction in future periods. In September 2008, in an effort to solve prominent problems in China economy, the PBC decided to cut the benchmark lending rate by 0.27 percentage points and lowered the RMB reserve requirement ratio by one percentage point for most depository financial institutions. The rate cut in September 2008 was not significant enough to materially impact Jin Ma Construction’s operations as the rate cut has not increased the number of the local banks and credit unions giving loans. We cannot predict if the PBC will continue to lower the rates and reserve requirements which in turn will improve the overall performance for the construction industry as it will be easier for construction companies to obtain capital funding. If Jin Ma Construction cannot obtain necessary bank loans, it will need to delay some of its future projects. Jin Ma Construction’s customers mainly consist of governmental agencies and third party developers. It does not believe that governmental agencies have been impacted by the tightening credit markets and will continue investing in development projects. Jin Ma Construction is currently bidding on several projects with governmental agencies and third-party developers. Although it is confident that it will secure several new construction projects in the near future, it cannot predict with certainty the outcome of securing these jobs.

Revenues for our hotel operations increased slightly from $2, 747,727 in fiscal 2007 to $3,167,483 in fiscal 2008, an increase of $419,756 or 15.3%, primarily due to an increase in revenues from restaurant and banquet activities due an increase in tourism traffic and local banquet events. As China has also been impacted by the current global economy downturn, potential visitors to the Jin Ma Hotel might have less disposable income to spend on leisure activities which in turn will limit its future growth and reduce its profitability.

Liquidity and Capital Resources

The Jin Ma Companies have historically funded their capital expenditures and ongoing development projects from their working capital. The Jin Ma Companies intend to meet their liquidity requirements, including capital expenditures related to the purchase of land for the development of our future projects, through cash flow provided by operations and additional funds raised by future financings. Upon acquiring land for future development, the Jin Ma Companies ~~intend~~ will need to raise funds to develop their projects by obtaining mortgage financing from local banking institutions with which it has done business in the past. As the PRC raised the reserve requirements for RMB deposits of depository institutions and increased loan interest rates several times in 2008, which will result in stricter bank loan qualification and longer approval time, Jin Ma Companies expect some of its customers might have problems obtaining necessary capital to make payments and/or start new projects with Jin Ma Companies in 2009. As a result, Jin Ma Companies’ ability to generate sufficient cash flow to meet their obligations and fund operations could be negatively impacted. Additionally, Jin Ma Companies might also face increased scrutiny when securing loans for working capital purposes. The Jin Ma Companies believe that adequate cash flow will be available to fund its historic operations.

Critical Accounting Policies and Estimates, page 35

2.

We note your disclosure of your critical accounting policies. Please expand your discussion to analyze, to the extent material, each critical estimate identified, factors supporting your estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate is reasonability likely to change in the future. Please analyze each estimate for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please review to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material accounting information for investors. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

RESPONSE:    We will expand our disclosure relating to critical accounting estimates in future filings to include language consistent with the following. Underlined text represents additional disclosure in response to this staff comment:

Critical Accounting Policies and Estimates

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions. If actual results significantly differ from management’s estimates, our results of operations and financial condition could be materially, adversely impacted. Accordingly, actual results could differ from those estimates. Significant estimates in 2008 and 2007 include the allowance for doubtful accounts and the useful life of property and equipment, costs and estimated earnings in excess of billings, and billings in excess of costs and estimated earnings. (see further discussion on our critical estimates below).

Accounts and other receivables

We have a policy of reserving for uncollectible accounts based on our best estimate of the amount of probable credit losses in our existing accounts receivable. We periodically review our accounts receivable and other receivables to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt, such as discussion with customer’s management. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Prior to the time when the Jin Ma Companies financial statements were prepared in accordance with U.S. generally accepted accounting policies, the Jin Ma Companies did not record reserves for uncollectable accounts. Following the Contractual Arrangements, in accordance with U.S. generally accepted accounting policies we initially estimated reserves based solely upon the age of the receivable as a historical basis by which the collectability could be reasonably estimated did not exist. In 2007 and 2008 the Jin Ma Companies bad debt expense related to its accounts receivable and other receivables was approximately $531,000 and approximately $295,000, respectively. Subsequently, a portion of those receivables have been collected. As a basis for accurately estimating the likelihood of collection has been established, the Jin Ma Companies consider a number of factors when determining reserves for uncollectable accounts. We believe that we use a reasonably reliable methodology to estimate the collectability of the Jin Ma Companies accounts receivable and other receivables. We review our allowances for doubtful accounts on at least a quarterly basis. We also consider whether the historical economic conditions are comparable to current economic conditions. If the financial condition of our customers or other parties that we have business relations with were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Should we become unable to reasonably estimate the collectability of our receivables, our results of operations could be negatively impacted. At June 30, 2008 and 2007, the Company has established, based on a review of its outstanding accounts receivable balances, an allowance for doubtful accounts in the amount of $1,025,431 and $740,338, respectively, on its total accounts receivable.

Other receivables amounts were primarily related to advances made to various vendor, subcontractors, and other parties in the normal course of business and the allowance was established when those parties deemed to be unlikely to repay the amounts. At June 30, 2008 and 2007, the Company has established, based on a review of its outstanding other receivable balances, an allowance for doubtful accounts in the amount of $883,875 and $923,803, respectively. The significant allowance for doubtful accounts for the Company’s outstanding other receivables was recorded in fiscal 2007 after the Company made several attempts to collect and significant other receivable amounts were still outstanding for a extended period of time. Management is still attempting to collect these other receivables and has not yet netted the other receivable balance against the specific allowance. At such time as management exhausts all collection efforts, the other receivable balance will be netted against the allowance account.

Revenue recognition

In accounting for long-term engineering and construction-type contracts, we follow the provisions of the AICPA’s Statement of Position 81-1 -Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company recognizes revenues using the percentage of completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. This method of revenue recognition requires the Company to prepare estimates of costs to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule, the cost of materials and labor, and productivity; and the impact of change orders, liability claims, contract disputes, and achievement of contractual performance standards which may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset, costs and estimated earnings in excess of billings,” represents revenues recognized in excess of amounts billed. The liability, billings in excess of costs and estimated earnings,” represents billings in excess of revenues recognized. We believe that this methodology is reasonably reliable to estimate our costs and estimated earnings in excess of billings, and billings in excess of costs and estimated earnings. Historically, our estimates have been accurate. Changes to the actual cost of material and labor, liability claims, contract disputes, and achievement of contractual performance standards may result in additional costs being recorded. If actual costs are greater than estimated costs, our revenues would be understated and if actual costs are less than estimated costs, our revenues would be overstated. These factors could cause our revenues to vary from period to period.

Liquidity, page 41

3.

Please revise future filings to disclose the specific terms of material debt covenants in your debt agreements, if any. For material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

RESPONSE:      The Company’s debt agreements do not contain any requirements that the Company maintain any specific debt ratios. The Company will, however, expand its disclosure relating to its convertible debt in future filings to include language consistent with the following. Underlined text represents additional disclosure in response to this staff comment:

NOTE 10 - CONVERTIBLE DEBT

As long as any portion of the debenture remains outstanding, unless the holders of at least 85% in principal amount of the then outstanding debentures shall have otherwise given prior written consent, the Company and any of its subsidiaries are prohibited to, directly or indirectly, undertake additional over $2,000,000 of non-equity linked indebtedness under accounts receivable or inventory line of credit or over $10 million indebtedness in aggregate debt that is subordinate to the debenture with written consent from the debenture holders. The Company is also refrained from paying any cash dividends or distributions on any of its equity securities. As of the date of this report, the Company has been in compliance with its debt covenants.

4.

Your customer concentration disclosures on pages 9, 23 and Note 15 disclose that your four largest customers comprised approximately 86% of your consolidated revenues for the year ended June 30, 2008. Please provide a discussion within the liquidity section, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from significant customer would have a adverse effect to liquidity or operations. Refer to Financial Reporting Codification 501.03.a.

RESPONSE:      The Company will expand its disclosure relating to customer concentrations in future filings to include language consistent with the following. Underlined text represents additional disclosure in response to this staff comment:

Liquidity and Capital Resources

As disclosed elsewhere herein, four construction customers accounted for approximately 86% of Jin Ma Construction’s revenue in 2008. The nature of Jin Ma Construction’s business is that at any given time it will have a concentration of significant customer depending upon the number and scope of construction projects. These significant customers may not be the same from period to period depending upon the percentage of completion of the specific projects. Any disruption in the relationships between Jin Ma Construction and one or more of these customers, or any significant variance in the magnitude or the timing of construction projects from any one of these customers, may result in decreases in our results of operations, liquidity and cash flows. In addition, if Jin Ma Construction does not successfully manage its business so that it has new projects ready to start as current projects are completed its revenues will decline which will materially adversely impact our liquidity and operations in future periods.]

5.

You disclose on page 20 that you entered into an agreement in May 2008 to invest approximately $100 million in a wind power plant. Additionally you disclose on page 43 that due to current market conditions, the Jin Ma companies will need to raise significant additional capital to fund this project and to date it has not been successful. In future filings, please disclose how much has been invested to date for this project, how much you are contractually obligated to invest and how you plan to fund this obligation. Further tell us how you determined that it was not necessary to disclose this contractual obligation in your table on page 44.

RESPONSE:      As of the date of this letter, the Jin Ma Companies have not made any capital investments into the wind power project. According to the signed wind power project agreement, the Jin Ma Companies will only be obligated to make capital investments after the government has approved the two wind power companies to change in their business licenses, patent certificate, registered trademark certificate with property rights, and other related documents to include the Jin Ma Companies as a 60% owner of the two wind power companies. The two wind power companies have not met the criteria to transfer the related certificates and documents mentioned above to include the Jin Ma Companies as required. As a result, the Jin Ma Companies are not obligated to make future payments. As the Jin Ma Companies have not incurred contractual obligation under the wind power project contracts, it was not included in the tabular disclosure of the contractual obligations on page 44. The Company will expand its disclosure relating to the wind farm project in future filings to include language consistent with the following. Underlined text represents additional disclosure in response to this staff comment:

Liquidity and Capital Resources

Financing Activities

The Jin Ma Companies have historically funded their capital expenditures and ongoing development projects from their working capital. The Jin Ma Companies intend to meet their liquidity requirements, including capital expenditures related to the purchase of land for the development of our future projects, through cash flow provided by operations and additional funds raised by future financings. Upon acquiring land for future development, the Jin Ma Companies ~~intend~~ will need to raise funds to develop their projects by obtaining mortgage financing from local banking institutions with which it has done business in the past. As the PBC raised the reserve requirements for RMB deposits of depository institutions and increased loan interest rates several times in 2008, which will result in stricter bank loan qualification and longer approval time, we expect some of Jin Ma Companies’ customers might have problems obtaining necessary capitals to make payments and/or start new projects with Jin Ma Companies in 2009. As a result, Jin Ma Companies’ ability to generate sufficient cash flow to meet their obligations and fund operations could be negatively impacted. Additionally, ~~The~~ Jin Ma Companies might also face increased scrutiny when securing loans for working capital purposes.

The Jin Ma Companies believes that adequate cash flow will be available to fund its historic operations.

On May 8, 2008 Jin Ma Construction signed an agreement to form a joint venture with two development stage companies, Erlianhaote Hengyuan Wind Power Company, Ltd. (“Hengyuan”) and Inner Mongolia Inner Mongolia Tianwei Wind Power Equipment Company, Ltd. (“Tianwei”). Under the agreement, Jin Ma Construction is proposing to invest approximately $100 million (RMB 700 million) which will be used to construct a wind power plant and as capital to fund the construction of a manufacturing facility to build wind power generator modules to be used at the wind power plant. It is anticipated that Jin Ma Construction will own 60% of these new entities. Additional capital investments are intended to be made by all parties based upon a 60%/40% relationships. As of the date of this report, the Jin Ma Companies have not made any capital investments into the wind power project. According to the signed wind power project agreement, the Jin Ma Companies will only be obligated to make capital investments after the government has approved the two wind power companies to change their business licenses, patent certificate, registered trademark certificate with property rights, and other related documents to include the Jin Ma Companies as a 60% owner of the two wind power companies. The two wind power companies have not met the criteria to transfer the related certificates and documents mentioned above to include the Jin Ma Companies as required. As a result, the Jin Ma Companies are not presently obligated to make any of the investment.

In addition to the satisfaction of these contractual commitments, Jin Ma Construction’s ability to proceed with the proposed joint venture is subject to its raising the capital necessary to fund the project. As described elsewhere herein, the ability of the Jin Ma Companies to raise capital is somewhat limited and the debentures contain certain contractual restrictions on our ability to raise additional debt financing. As a result, the Jin Ma Companies have not been successful in its efforts to raise the necessary capital to proceed with this project once the contractual commitments have been satisfied. There are no assurances the Jin Ma Companies will be able to raise the necessary capital and, if necessary capital cannot be raised in the future, it is likely that it will terminate this project.

6.

We note your contractual obligation table on page 44 that you have $2.6 million in current debt outstanding. We further note your contractual agreement to build the wind power plant as well as guarantees you provide to the banks during the development stage in respect to mortgages offered to buyers until submission of ownership certificates. Please revise your liquidity section to discuss how much you have outstanding in guarantees for these mortgages at each balance sheet date, how you considered the measurement and disclosure requirements of FIN 45, how you plan to fund these obligations as well as your working capital requirements during 2009 and explain alternatives, if any, if additional debt financing is not available as a result of economic pressures on the credit and equity markets.

RESPONSE:      The Company will expand its disclosure with Liquidity and Capital Resources relating to mortgage guarantees in future filings to include language consistent with the following. Underlined text represents additional disclosure in response to this staff comment:

Contractual Obligations

Jin Ma Real Estate guarantees a customer’s mortgage until the home and the title of ownership are delivered to the customer. If a property buyer defaults under the loan, Jin Ma Real Estate is required, during the guarantee period, to repay all debt owed by the defaulting property buyer to the mortgage bank. Jin Ma Real Estate’s liability for guarantor’s obligation is valued based on the actual outstanding mortgage amount at each reporting period. For the years ended June 30, 2008 and 2007, the liability for guarantor’s obligation was not material.

7.

You state on page 24 that you may be subject to construction defect, product liability and related warranty claim. Please revise future filings to disclose your warranty policy and how you are accounting for these warranties. Tell us how much you have recorded for warranty provisions and how you have considered paragraphs 24-26 of SFAS5.

RESPONSE:      The Company will expand its disclosure relating to its warranty policy in future filings to include language consistent with the following. Underlined text represents additional disclosure in response to this staff comment:

Critical Accounting Policies and Estimates

Warranty Policy

In accordance with SFAS 5, the Company estimates its liabilities for construction defect, product liability and related warranty claims based on the possible claim amounts resulting from injury or damage caused by its construction defect and expected material and labor costs to provide warranty replacement products. The methodology used in determining the liability is based upon historical information and experience. Based on historical experience, there possible clams made for construction defects and the warranty service calls and any related labor material costs have been minimal. As such, the warranty provision amounts for the years ended June 30, 2008 and 2007 were immaterial.

8.

We note your disclosure throughout your document that you have no direct business operations other than the contractual agreement with the Jin Ma Companies and therefore your ability to pay for operating expenses and interest on the convertible debentures is dependent on distributions from the Jin Ma Companies. Tell us how you considered the requirements for Schedule 1 of Article 5-04 of Regulation S-X in determining whether parent only financial statements should be included in the your Form 10-K. In your response provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions or revise to include the condensed financial information of the registrant as required.

RESPONSE:      Schedule I of Article 210.5-04 requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The Company will expand its disclosure in future filings to include the following additional footnotes:

Note 17 - CONDENSED PARENTS COMPANY FINANCIAL INFORMATION

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of Gold Horse International, Inc. exceed 25% of the consolidated net assets of Gold Horse International, Inc. The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because substantially all of our operations are conducted in China and all of our revenues are generated in China, revenues being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outsides of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

GOLD HORSE INTERNATIONAL, INC.

CONSOLIDATED PARENT COMPANY BALANCE SHEETS

	As of June 30,
	2008	2007
ASSETS

Cash and cash equivalents	$19,826	$—
Deferred debt costs	115,110	—
Total Current Assets	134,936	—
Investments in subsidiaries at equity	2,173,412	—
Due from subsidiaries	1,800,000	—

Total Assets	$4,108,348	$—

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Convertible debt, net	$955,062	$—
Accounts payable	45,692	—
Accrued expenses	117,983	—
Total Current Liabilities	1,118,737	—

Stockholders’ equity:
Common stock ($.0001 par value; 300,000,000 shares authorized; 52,544,603 and 50,000,002 shares issued and outstanding At June 30, 2008 and 2007, respectively)	5,254	5,000
Additional paid-in capital	4,566,178	(5,000)
Retained earnings	(1,645,681)	—
Other comprehensive income	63,860	—
Total Stockholders’ Equity	2,989,611	—
Total Liabilities and Stockholders’ Equity	$4,108,348	$—

GOLD HORSE INTERNATIONAL, INC.

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the Years Ended
	June 30,
	2008	2007

REVENUES	$—	$—

OPERATING EXPENSES:
Salaries and employee benefits	217,792	—
General and administrative	141,085	—
Total Operating Expenses	358,877	—

LOSS FROM OPERATIONS	(358,877)	—

OTHER EXPENSES:
Registration rights penalty	(117,882)	—
Interest expense	(1,168,922)	—
Total Other Expenses	(1,286,804)	—

NET LOSS	$(1,645,681)	$—

GOLD HORSE INTERNATIONAL, INC.

CONSOLIDATED PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 30,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,645,681)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued for services	156,680	—
Interest expense from amortization of debt discount	955,062	—
Amortization of debt issuance costs	89,530	—
Changes in assets and liabilities:
Prepaid expenses	12,500	—
Accounts payable and accrued expenses	163,675	—
NET CASH USED BY OPERATING ACTIVITIES	(268,234)	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment payments to subsidiaries	(1,800,000)	—
Proceeds from subsidiaries	110,000	—
Payment to subsidiaries	(2,219,552)	—
NET CASH USED IN INVESTING ACTIVITIES	(3,909,552)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible debt	2,183,000	—
Payment of placement fees	(204,640)	—
Proceeds from sale of common stock	2,219,252	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,197,612	—

NET INCREASE IN CASH & CASH EQUIVALENTS	19,826	—

CASH & CASH EQUIVALENTS - beginning of year	—	—

CASH & CASH EQUIVALENTS - end of the year	$19,826	$—

Condensed Consolidated Balance Sheets, page F-4

9.

We note that during the year ended June 30, 2008 and the six months ending December 31, 2008, you had a significant increase in your accounts receivable balance. Given the impact that receivables have on your liquidity, please revise your MD&A to explain the reasons for the significant changes and the variances in the corresponding turnover ratios. Further explain the significant bad debt allowance for your other receivable balance, what the allowance relates to and why any related revenue that was recognized was appropriate. Please tell us and disclose in future filings the nature of this other receivable account and why the allowance account is in excess of the net balance.

RESPONSE:      Other receivables amounts were primarily related to advances made in fiscal 2007 and prior to various vendors, subcontractors, and other parties in the normal course of business and the allowance was established when those parties deemed to be unlikely to repay the amounts. We did not recognize any revenues related to these advances. Management is still attempting to collect these other receivables and has not yet netted the other receivable balance against the specific allowance. At such time as management exhausts all collection efforts, the other receivable balance will be netted against the allowance account.

The Company will expand its disclosure relating to its other receivables in future filings to include language consistent with the following. Underlined text represents additional disclosure in response to this staff comment:

Critical Accounting Policies and Estimates

Accounts and other receivables

Our net accounts receivable amounted to $7,528,608 and $5,246,986 at June 30, 2008 and 2007, respectively. The average days of sales (DSO) was notably improved in 2008 and mostly related to the much quicker collection days in our construction business. The DSO in construction business significantly improved from 158 days in 2007 to 62 days in 2008. The quicker collection rate in the construction business was primarily related to an increase our collection efforts by contacting our customers to urge them to speed up their payments on accounts receivable. We expect our accounts receivable amount and DSO in construction business will increase in 2009 as the China government has tightened up its monetary policy which has made it more difficult for our construction customers to obtain necessary loans and capitals.

RESULTS OF OPERATIONS

Comparison of Year Ended June 30, 2008 (fiscal 2008”) and Year Ended June 30, 2007 (fiscal 2007”)

Bad Debt Expense. For fiscal 2008, bad debt expense amounted to $294,837 as compared to $530,963 for fiscal 2007, a decrease of approximately 44.5%. We have a policy of reserving for uncollectible accounts based on our best estimate of the amount of probable credit losses in our existing accounts and other receivables. We periodically review our accounts receivable and other receivables to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We are currently reviewing our credit policies and began aggressively pursuing overdue accounts. Accordingly, the Jin Ma Companies bad debt allowance increased less in fiscal 2008 compared to fiscal 2007. We cannot guarantee that our bad debt expenses will continue to decrease as China government tightened its monetary policy, some of our customers might start having problems getting necessary capital funding to repay their outstanding receivables.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam Wasserman

Chief Financial Officer

cc:	James M. Schneider, Esq.